HENDERSON INVESTMENT LIMITED

Incorporated in Hong Kong with limited liability
(Stock Code: 0097)

2003/2004
Annual Results

CHAIRMAN'S STATEMENT

I am pleased to present to the Shareholders my report on the operations of the Group.

PROFIT AND TURNOVER

The Group's consolidated net profit after taxation and minority interests for the financial year ended 30th June, 2004 amounted to HK$1,825 million, representing an increase of 17% over the amount restated in the previous financial year after adoption of revised accounting standard. Turnover of the Group during the period under review increased by 6% to HK$1,256 million as compared to that recorded in the previous financial year.

DIVIDENDS

Your Board recommends the payment of a final dividend of HK$0.12 per share to shareholders whose names appear on the Register of Members of the Company on 6th December, 2004. The total distribution per share of HK$0.23 for the full year, including the interim dividend of HK$0.11 per share already paid, represents an increase of 5% over the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on 8th December, 2004.

BUSINESS REVIEW

Property Rental

As at the end of the period under review, the total attributable gross floor area of the Group's rental property portfolio amounted to 1.96 million sq.ft. Total gross rental income of the Group amounted to approximately HK$627 million, similar to that recorded in the previous financial year. During the period under review, the local economy has been able to sustain steady growth as from the beginning of 2004. Favourable news on the local property market emerged one after another and these include the notable recovery of the retailing sector, gradual decline in unemployment rate and the reversal of the deflationary condition in Hong Kong. The average annual occupancy rate of the investment properties held by the Group was maintained at 93% during the financial year under review, with upward trend observed in rental rates.

Hotel & Retailing Operations

During the period under review, as the tourist industry in Hong Kong benefited from the "Individual Visit Scheme" and the "Closer Economic Partnership Arrangement" of the central government in the Mainland, the average occupancy rate of the Group's two Newton Hotels rose significantly to approximately 90% when compared to that registered in the previous financial year. The hotel operations of the Group thus managed to return to profit in the financial year under review.

As for the retailing operation of the Group that was conducted through a total number of the six outlets of Citistore department stores, turnover showed an increase as compared to that of the previous financial year amidst a buoyant retailing market and rising consumer spending. Profit of this operation on the whole recorded a significant increase.

Infrastructural Projects

China Investment Group Limited is 64%-owned by the Group and this company is engaged in the toll-bridge and toll-road joint venture operations of the Group in Mainland China. This company continued to make contributions to the Group's recurrent income stream. The turnover and profit of the business operations of this company totally amounted to approximately HK$242 million and HK$172 million respectively, showing an increase when compared to those levels which were recorded in the previous financial year. During the period under review, this company transferred the operating and management rights of two toll bridges located in Tianjin to the local municipal government, an approximately HK$104 million in profit before tax was thus derived in line with adjustments in relevant accounting policy. A toll road of this company located in Fenghua, Zhejiang Province, however, recorded approximately HK$53 million in impairment loss on assets.

Security Services

Megastrength Security Services Company Limited which is wholly owned by this group provides comprehensive professional security management services such as security guards, crisis management and contingency planning services as well as security services in shopping centres and quality hotels. Business of this company has further expanded during the period under review, and income from its operations continued to record an increase.

Associated Companies

The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas")
36.72%-owned by the Group: Hong Kong and China Gas reported a profit of approximately HK$1,766 million for the six months ended 30th June, 2004, representing a marginal decrease of 2% as compared to that recorded in the corresponding period in the previous financial year. This was mainly because the profit during the corresponding period ended 30th June, 2003 included its share of profits arising from the sale of part of the floor areas in Two International Finance Centre to the Hong Kong Monetary Authority. Steady growth was maintained in the gas business of this company in Hong Kong, with the total number of customers increased to 1,538,751 and gas sales volume rose by 2% over the same period last year. In developing its gas business in the Mainland, this group has so far concluded

piped gas joint venture projects in 26 cities covering Guangdong Province, East China, Shandong Province and Central China; these joint venture projects include two new prospects in Shunde District of Foshan in Guangdong Province and Danyang in Jiangsu Province with joint venture agreements signed this year. The business of liquefied petroleum gas filling stations that is run by a wholly-owned subsidiary of this group, ECO Energy Company Limited , currently has a market share of 30% in Hong Kong and also generates steady revenue to this group.

On the property development front, this company has a 15% interest in the International Finance Centre which is well positioned to generate recurrent income to the company. Over 90% of the shopping mall and office tower of Two International Finance Centre has been leased out. The project's six-star hotel towers to be managed by Four Seasons Hotels and Resorts, are under construction and scheduled for completion by mid-2005. In addition, it has a 50% interest in Grand Promenade, the Sai Wan Ho development project, which provides 2,020 quality residential units and expects its completion in 2005, posted satisfactory sales records since August of this year. The Ma Tau Kok South Plant site project is being developed into five residential apartment buildings that provides a total of approximately 2,000 units with gross floor area exceeding 1.1 million sq.ft. upon its completion in 2006.

Hong Kong Ferry (Holdings) Company Limited ("Hong Kong Ferry")

31.33%-owned by the Group: The unaudited consolidated net profit after taxation of this company for the six months ended 30th June, 2004 amounted to HK$237 million, representing an increase of 73.3% over that recorded in the same period last year. With 480 units being sold during this period, profit from sale of residential units of Metro Harbour View remained to be the primary source of income to this company. The occupancy rate of the commercial arcade, Metro Harbour Plaza, which has taken into account of the committed tenancies, stood at approximately 79% as at the end of the period under review. With respect to the future of property development projects of this company, land premium was paid by this company during the period under review in respect of a land exchange of a site located at 222 Tai Kok Tsui Road for a new lot known as Kowloon Inland Lot No. 11159, and it will be developed into a residential-cum-commercial property with a total gross floor area of approximately 320,000 sq.ft. Foundation works will commence later. The site located at Nos. 43-51A Tong Mi Road which was acquired last year is being developed into a residential-cum-commercial property of approximately 53,000 sq.ft. in gross floor area and expected completion in late 2005. Also, this company has accepted an offer of a modification to the site at 6 Cho Yuen Street against a premium payment. This site will be redeveloped into a residential-cum-commercial property with a total gross floor area of approximately 150,000 sq.ft. Owing to the continued influx of Mainland tourists to Hong Kong, turnover of the harbour cruise operation and ferry operation increased. The Ferry, Shipyard and related Operations recorded an overall increase. The Travel and Hotel Operations also recorded a sharp reduction in loss during the period under review. It was anticipated that sale of the completed units of the Metro Harbour View project will continue to be the main contributor to the operating results of this group in the full financial year.

Miramar Hotel and Investment Company, Limited ("Miramar")
43.69%-owned by the Group: For the year ended 31st March, 2004, Miramar reported a profit of HK$250.3 million, representing an increase of 11.9% when compared to that of the previous financial year. The implementation of the Individual Visit Scheme initiated by the central government during the period under review stimulated a surge of Mainland visitors. As a result, retail markets returned to an upward trend and this proved to be directly and indirectly beneficial to this group's core businesses. Occupancy rate of Hotel Miramar not only picked up from the same period last year, its average room rates also reached their expected target levels. The rental business of Miramar Shopping Centre and the Hotel Miramar Shopping Arcade was satisfactory with their average occupancy rate reaching 85% and 97% respectively. Although the rental income of the offices in Miramar Tower decreased when compared to that of the previous year, the leasing of No. 6 Knutsford Terrace reported an average occupancy rate of 96%. Major reconstruction work on the Knutsford Steps project was completed early this year and some tenants engaged in the food and beverage business have already commenced operation. The merging of Knutsford Steps and the adjacent Knutsford Terrace is poised to transform the area into the premier dining and entertainment hub in Tsimshatsui District. During the period under review, the company continued to sell the residential land in Placer County in the United States with satisfactory profits and cash flows recorded from these transactions. With gradual improvement in the rate of deflation that brings about steady recovery of the economy in the forthcoming year, the diversified businesses of this group are expected to achieve better results in the next financial year.

Henderson Cyber Limited ("Henderson Cyber")

66.67%-owned by the Group: Henderson Cyber reported a turnover of approximately HK$87 million for the financial year ended 30th June, 2004 which was generated mainly from the retailing business, representing an increase of 4.3% compared to that registered in the previous financial year. During the period under review, the main focus of this company was to further implement its strategies in the Internet services, data centre, high technology and network infrastructure businesses. The iCare Internet-on-TV Set-Top Box subscribers, ISP users, ICP users, IDD subscribers and iCare Club members grew to a total of about 407,000 by the end of June, 2004. The loss attributable to shareholders for the financial year ended 30th June, 2004 was recorded at HK$17.8 million, similar to that of the previous financial year. After assessing the prospects of its fixed telecommunications network services ("FTNS"), the Company disposed of its entire interest in Cotech Investment Limited which operate the FTNS business during the period under review.

Corporate Finance

The Group has always adhered to prudent financial management principles. Recently, however, in view of the historically low interest rate environment in Hong Kong, the Group capitalized on the current favourable loan market condition in mid-September, 2004 to lengthen the loan maturity profile of the Group at extremely attractive medium-term borrowing interest margins by entering jointly with Henderson Land Development Company Limited into a HK$10 billion credit facility that consists of a 5-year and a 7-year tranche in equal amounts. Taking the form of a revolving credit, this sizeable financial arrangement will offer optimal flexibility in funding the major investments and business expansion of the Group in future. This syndicated credit facility is participated by 23 international banks from Hong Kong as

well as from nine countries and its successful conclusion fully demonstrated the support and confidence that the banking community has placed in the Group. In addition, the Group has abundant amount of bilateral banking facilities which are predominantly denominated in Hong Kong Dollars. As a result, the Group's exposure to foreign exchange risk is therefore extremely low. Other than hedging the foreign exchange rate risk or interest rate risk of the Group, the Group does not make use of any derivative instruments for speculative purpose.

PROSPECTS

With recovery of the local economy, business environment has shown marketed improvement with increase in activities recorded in the local investment and capital markets. The signing of the second phase of the Closer Economic Partnership Arrangement ("CEPA") between Mainland China and Hong Kong as well as the recent implementation of the "Outward Investment Facilitation Policy For Mainland Enterprises To Invest In Hong Kong and Macau" by the central government in the Mainland which results in simplication of cross-border investment procedures have brought about increase in demand for office properties and luxurious residential units in Hong Kong.

With the local government taking an active role to put in place appropriate policies and measures aimed at matching up the newly set policies of the central government in promoting the business activities in the commercial sector in Hong Kong, it is anticipated that this will result in sizeable increase in tourist arrivals and substantial increase in investment generating from incoming enterprises in Mainland China and these will all benefit the local hotel, retailing and catering business operations of our Group. The various types of investment properties held by the Group, which include large-scale retail shopping properties, office and commercial industrial properties, are all located close to mass transportation network with heavy pedestrian traffic and the occupancy and rental rates have always been maintained at relatively stable level.

Moreover, contributions to profits from the listed associated companies of the Group, which include The Hong Kong and China Gas Company Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited will provide a steady and recurrent source of profit to the Group. In the absence of unforeseen circumstances, it is anticipated that the performance of the Group will be show satisfactory increase in the coming financial year.

Lee Shau Kee
Chairman

Hong Kong, 23rd September, 2004

BUSINESS RESULTS

The Group's consolidated net profit after taxation and minority interests for the financial year ended 30th June, 2004 amounted to HK$1,825 million, representing an increase of 17% over the amount restated in the previous financial year after adoption of revised accounting standard. Turnover of the Group during the period under review increased by 6% to HK$1,256 million as compared to that recorded in the previous financial year.

The audited consolidated results for the year ended 30th June, 2004 are as follows:
Consolidated Income Statement

	Notes	For the year ended 30th June 2004 HK$'000	2003 restated HK$'000
Turnover	2	**1,255,773**	1,181,245
Direct operating costs		**(571,321)**	(585,625)
		684,452	595,620
Other operating income		**86,565**	98,454
Gain on disposal of investments in securities		**61,911**	12,815
Gain / (loss) on disposal of property, plant and equipment	3	**76,091**	(1,269)
Reversal of impairment loss on properties held for development (recognised)		**367**	(6,404)
Write back of allowance for completed properties for sale (recognised)		**17,254**	(46,302)
Unrealised holding gain on investments in securities		**48,901**	63,104
Impairment loss on property, plant and equipment recognised		**(53,613)**	(14,318)
Selling and distribution costs		**(62,059)**	(59,475)
Administrative expenses		**(163,495)**	(175,766)
Profit from operations	2	**696,374**	466,459
Finance costs	4(a)	**(16,173)**	(33,240)
Gain on disposal of interests in associates		**—**	1,734
Amortisation of goodwill		**(59,555)**	(59,555)
Negative goodwill released to income		**9,000**	9,000
Share of results of associates		**1,636,219**	1,539,060
Profit before taxation	4	**2,265,865**	1,923,458
Taxation	5	**(377,753)**	(315,160)
Profit before minority interests		**1,888,112**	1,608,298
Minority interests		**(63,439)**	(43,020)
Profit attributable to shareholders		**1,824,673**	1,565,278
Dividends	6	**(647,985)**	(619,812)
Earnings per share	7	**HK$0.65**	HK$0.56

1 CHANGE IN ACCOUNTING POLICY

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1st July, 2003, in order to comply with Standard of Standard Accounting Practice 12 (revised) ("SSAP 12 (revised)") "Income Taxes" issued by the Hong Kong Institute of Certified Public Accountants, the Group adopted a new policy for deferred tax as set out below.

Under SSAP 12 (revised), deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised.

As the result of the adoption of this accounting policy, the Group's net profit has been decreased by HK$32,784,000 and the investment property revaluation reserve has been increased by HK$1,247,000 for the year (2003: a decrease in the net profit of HK$60,480,000 and a decrease in the investment property revaluation reserve of HK$670,000).

The new accounting policy has been adopted retrospectively, with the opening balances of retained profits and reserves and the comparative information adjusted for the amounts relating to prior periods.

2 SEGMENTAL INFORMATION

Business segments

The business upon which the Group reports its primary segment information is as follows:

Property leasing	—	property rental
Hotel operation	—	hotel operations and management
Department store	—	department store operations and management
Infrastructure	—	infrastructure project investment
Others	—	sale of properties, provision of cleaning and security guard services and provision of information technology services

Segment information about these businesses is presented below:

For the year ended 30th June, 2004

	Property leasing HK$'000	Hotel Operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	572,313	89,906	122,904	238,748	231,902	—	1,255,773
Other operating income	2,893	730	799	3,363	49,833	—	57,618
External income	575,206	90,636	123,703	242,111	281,735	—	1,313,391
Inter-segment income	51,907	1,704	—	—	4,813	(58,424)	—
Total income	627,113	92,340	123,703	242,111	286,548	(58,424)	1,313,391

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$'000	Hotel Operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment results	336,878	5,088	4,611	171,676	19,689	—	537,942
Interest income							28,947
Gain on disposal of investments securities	—	—	—	—	61,911	—	61,911
Gain / (loss) on disposal of property, plant and equipment	—	—	(21)	104,332	(28,220)	—	76,091
Reversal of impairment loss on properties held for development	—	—	—	—	367	—	367
Write back of allowance for completed properties for sales	—	—	—	—	17,254	—	17,254
Unrealised holding gain on investments in securities	—	—	—	—	48,901	—	48,901
Impairment loss on property, plant and equipment recognised	—	—	—	(53,178)	(435)	—	(53,613)
Unallocated corporate expenses							(21,426)
Profit from operations							696,374
Finance costs							(16,173)
Amortisation of goodwill							(59,555)
Negative goodwill released to income							9,000
Share of results of associates							1,636,219
Profit before taxation							2,265,865
Taxation							(377,753)
Profit before minority interests							1,888,112
Minority interests							(63,439)
Profit attributable to shareholders							1,824,673

For the year ended 30th June, 2003

	Property leasing HK$'000	Hotel Operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	562,500	71,828	117,924	215,704	213,289	—	1,181,245
Other operating income	3,973	750	1,381	440	63,209	—	69,753
External income	566,473	72,578	119,305	216,144	276,498	—	1,250,998
Inter-segment income	53,228	1,800	—	—	5,474	(60,502)	—
Total income	619,701	74,378	119,305	216,144	281,972	(60,502)	1,250,998

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$'000	Hotel Operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment results	314,230	(8,730)	39	138,738	14,620	(7)	458,890
Interest income							28,701
Gain on disposal of investments securities	—	—	—	—	12,815	—	12,815
Loss on disposal of property, plant and equipment	—	—	—	—	(1,269)	—	(1,269)
Impairment loss on properties held for development recognised	—	—	—	—	(6,404)	—	(6,404)
Allowance for completed properties for sale	—	—	—	—	(46,302)	—	(46,302)
Unrealised holding gain on investments in securities	—	—	—	—	63,104	—	63,104
Impairment loss on property, plant and equipment recognised	—	—	—	—	(14,318)	—	(14,318)
Unallocated corporate expenses							(28,758)
Profit from operations							466,459
Finance costs							(33,240)
Gain on disposal of interests in associates							1,734
Amortisation of goodwill							(59,555)
Negative goodwill released to income							9,000
Share of results of associates							1,539,060
Profit before taxation							1,923,458
Taxation							(315,160)
Profit before minority interests							1,608,298
Minority interests							(43,020)
Profit attributable to shareholders							1,565,278

Geographical segments

The Group's sale of properties, property leasing, hotel operation, department store operation, security guard services and information technology services are carried out in Hong Kong. Infrastructure is carried out in other regions of the People's Republic of China ("PRC").

The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods / services:

For the year ended 30th June, 2004

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	**1,015,869**	**239,904**	**1,255,773**
Other operating income	**53,057**	**4,561**	**57,618**
External income	**1,068,926**	**244,465**	**1,313,391**

For the year ended 30th June, 2003

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	952,352	228,893	1,181,245
Other operating income	67,401	2,352	69,753
External income	1,019,753	231,245	1,250,998

3 GAIN / (LOSS) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

	For the year ended 30th June	
	2004 HK$'000	2003 HK$'000
Gain on disposal of bridges	**104,332**	—
Loss on disposal of other property, plant and equipment	**(28,241)**	(1,269)
	76,091	(1,269)

4 PROFIT BEFORE TAXATION

The consolidated profit from ordinary activities before taxation is arrived at after charging:

(a) Finance costs

	For the year ended 30th June	
	2004 HK$'000	2003 HK$'000
Interest on:		
— Bank loans and overdrafts	**14,400**	29,585
— Finance leases	**4**	70
— Other borrowings	**1,769**	3,585
	16,173	33,240

(b) Items other than those separately disclosed in Notes 2 to 4(a):

	For the year ended 30th June	
	2004	2003
	HK$'000	HK$'000
Amortisation and depreciation	**64,005**	73,538
Staff costs	**229,238**	214,734
Cost of sales		
— completed properties for sale	**2,705**	332
— inventories	**124,259**	122,627

5 TAXATION

	For the year ended 30th June	
		2003
	2004	restated
	HK$'000	HK$'000
The Group		
— Hong Kong	**48,290**	34,564
— PRC	**20,793**	12,072
	69,083	46,636
Deferred taxation	**22,302**	5,835
Share of tax on results of associates	**286,368**	262,689
	377,753	315,160

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

6 DIVIDENDS

	For the year ended 30th June	
	2004	2003
	HK$'000	HK$'000
Interim dividend at HK$0.11 per share (2003: HK$0.11 per share)	**309,906**	309,906
Final dividend proposed after the balance sheet date at HK$0.12 per share (2003: HK$0.11 per share)	**338,079**	309,906
	647,985	619,812

7 EARNINGS PER SHARE

The calculation of earnings per share is based on the net profit for the year of HK$1,824,673,000 (2003 restated: HK$1,565,278,000) and on 2,817,327,395 (2003: 2,817,327,395) ordinary shares in issue during the year. Diluted earnings per share is not shown as there were no dilutive potential shares in existence during the two years ended 30th June, 2004.

8 COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of the change in accounting policy for deferred taxation, details of which are set out in note 1.

DIVIDENDS

Your Board recommends the payment of a final dividend of HK$0.12 per share to shareholders whose names appear on the Register of Members of the Company on 6th December, 2004. The total distribution per share of HK$0.23 for the full year, including the interim dividend of HK$0.11 per share already paid, represents an increase of 5% over the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on 8th December, 2004.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 1st December, 2004 to Monday, 6th December, 2004, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Standard Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Tuesday, 30th November, 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

The following comments should be read in conjunction with the Audited Financial Statements of Henderson Investment Limited and the related notes to the financial statements.

Review of Results

During the financial year ended 30th June, 2004, the Group's turnover showed a 6% increase and amounted to approximately HK$1,256 million (2003: HK$1,181 million) when compared to that recorded in the previous financial year.

The Group's profit attributable to shareholders amounted to HK$1,825 million, showing an increase of 17% from the restated HK$1,565 million (previously stated as HK$1,626 million) recorded in the previous financial year. The above-mentioned restatement of profit was made in accordance with the revised SSAP 12 "Income Taxes" in relation to accounting for deferred tax which the Group has adopted with effect from 1st July, 2003.

During the year, the overall property investment market started to recover following improvement in the local economic conditions and increased number of tourist arrivals. The Group's profit from rental properties amounted to approximately HK$337 million (2003: HK$314 million) based on a rental turnover of HK$627 million (2003: HK$620 million) during the financial year under review. Further, the Group's share of results of associates of the Group amounted to approximately HK$1,636 million (2003: HK$1,539 million). In particular, the Group's share of profits from the three listed associates increased by 7% and amounted to approximately HK$1,607 million (2003: HK$1,507 million), reflecting the steady growth of this source of recurrent income stream.

Profit contributed from investment in infrastructure projects in Mainland China made through the Group's subsidiary, China Investment Group Limited, amounted to approximately HK$172 million (2003: HK$139 million) in the financial year under review. During this same period, China Investment Group Limited disposed of two bridges to the municipal government of Tianjin and this gave rise to a gain on disposal of approximately HK$104 million to the Group. Separately, a toll road located at Fenghua, Zhejiang Province, owned by this company recorded an impairment loss in the amount of approximately HK$53 million in the financial year under review as the board of directors of the company took a considered view to write down its value due to severe adverse position arising from neighbouring competing routes.

As sentiment in the tourist industry improved and consumer confidence was restored during the financial year under review, improvements were witnessed in the respective performance of the business operations of the Group that are related to the tourist industry and retailing business. The hotel operations of the Group registered a profit of approximately HK$5 million (2003: Loss of HK$9 million) during the financial year under review. The Group's department store business also recorded a substantial increase in profit which amounted to approximately HK$5 million (2003: HK$0.04 million) during the financial year under review.

Other business activities of the Group mainly include security services business, information technology business and securities investment. During the year under review, the security services segment showed increase in both turnover and profit which amounted to HK$95 million (2003: HK$76 million) and HK$4.7 million (2003: HK$3.7 million) respectively. In the same period, the information technology segment has reduced its loss to approximately HK$26 million (2003: HK$33 million). The securities investment activities of the Group posted a gain on disposal of investments in securities which amounted to approximately HK$62 million (2003: HK$13 million) in the financial year under review.

Liquidity, Financial Resources and Capital Structure

As at 30th June, 2004, the outstanding bank borrowings of the Group amounted to approximately HK$311 million (2003: HK$600 million). As at the end of the financial year under review, the cash holdings of the Group amounted to approximately HK$1,864 million (2003: HK$815 million), and after netting off the total bank borrowings of HK$311 million (2003: HK$600 million), the Group was in a net cash position of HK$1,553 million (2003: HK$214 million). Except for the portion of bank borrowings denominated in Renminbi that was obtained by a Group's subsidiary engaged in the infrastructure business in Mainland China, all of the Group's borrowings were unsecured with the vast majority being obtained on a committed term basis. The maturity profiles of the Group's bank loans and borrowings outstanding as at the end of the two prior financial years respectively are summarised as follows:

	As at 30th June, 2004 HK$'000	As at 30th June, 2003 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**127,731**	360,290
After 1 year but within 2 years	**47,744**	65,485
After 2 years but within 5 years	**135,679**	109,289
After 5 years	**—**	65,275
Total Bank Loans and Borrowings	**311,154**	600,339
Less: Cash At Bank and In Hand	**(1,863,818)**	(814,563)
Total Net Bank Deposit	**(1,552,664)**	(214,224)

As at 30th June, 2004, shareholders' fund of the Group increased by 8% and amounted to approximately HK$20,825 million, compared to the restated figure of HK$19,249 million (previously stated as HK$19,640 million) as at the end of last financial year. The Group is in a strong financial position and possesses a large capital base. With substantial committed banking facilities in place and continuous cash inflow from a solid base of recurrent income, the Group has adequate financial resources in meeting the funding requirements of its ongoing operations as well as future expansion.

Gearing Ratio & Financial Management

Since the Group was in a net cash position as at the end of the financial year under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings as a ratio of the Group's shareholders' fund was zero (2003: 0). Amounts due to fellow subsidiaries of the Group amounted to HK$72 million (2003: HK$199 million). Profit from operations of HK$696 million (2003: HK$466 million) covered the total interest expense before capitalisation of HK$16 million (2003: HK$33 million) by 43 times (2003: 14.1 times) for the financial year under review.

The Group's financing and treasury activities were managed centrally at the corporate level. Bank loans and borrowings of the Group, which are primarily obtained from the Hong Kong office of international banks with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. The use of financial derivative instruments is strictly controlled and is solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. In order to contain its borrowing costs, the Group will consider making use of interest rate swap instruments, when appropriate, to lock in short to medium term interest rates for a portion of the Group's floating rate borrowings.

Financing facilities arranged by the Group were mainly denominated in Hong Kong Dollars. In respect of the Group's subsidiary, China Investment Group Limited, a portion of its borrowings was denominated in Renminbi during the financial year under review to fund its toll road projects in Mainland China. As a whole, the core operations of the Group are therefore considered to be not exposed to foreign exchange rate risk to any significant extent and the Group did not enter into any currency hedging agreement in the financial year under review.

Assets of the Group had not been charged to any third parties in the financial year under review except that security was provided in respect of a portion of project financing facilities that was extended to a subsidiary of the Group engaging in infrastructural projects in Mainland China.

Future Plans for Material Investments or Capital Assets

As at 30th June, 2004, capital commitment of the Group amounted to HK$15 million (2003: HK$15 million), which represented commitment contracted for a joint venture project. As at the end of the financial year under review, other commitments of the Group, which were mainly related to future minimum lease payments in connection with leasing of retail shop premises on a long term basis by the department store operation of the Group, amounted to approximately HK$90 million (2003: HK$349 million).

Contingent Liabilities

In support of the banking facilities extended to the Group's treasury subsidiaries and certain specific operating subsidiaries, the Company has given guarantees to commercial banks. As at the end of the financial year under review, the Company's contingent liabilities relating to the utilised amount of such banking facilities totally amounted to HK$47 million (2003: HK$314 million).

EMPLOYEES

As at 30th June, 2004, the number of employees of the Group was approximately 1,400 (2003:1,400). The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Employees of the Group who are full-time employees and executive directors of Henderson Cyber Limited ("Henderson Cyber") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson Cyber.

Total employees' costs amounted to HK$229 million for the year ended 30th June, 2004 (2003: HK$215 million).

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

DETAILED RESULTS ANNOUNCEMENT

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") will be published on the Stock Exchange's website in due course.

By Order of the Board
John Yip
Secretary

Hong Kong, 23rd September, 2004

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Tat Man, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Lee Ka Shing, Patrick Kwok Ping Ho, Ho Wing Fun, Lau Chi Keung, Donald Cheung Ping Keung, Augustine Wong Ho Ming, Suen Kwok Lam and Sit Pak Wing; and (2) independent non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man, Gordon Kwong Che Keung, Alex Wu Shu Chih and Jackson Woo Ka Biu (as alternate to Woo Po Shing).